UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment __)*
Under the Securities Exchange Act of 1934

RMR REAL ESTATE INCOME FUND
(Name of Issuer)
Common Shares of Beneficial Interest, $0.001 par value
(Title of Class of Securities)
76970B101
(CUSIP Number)
Karen Jacoppo-Wood c/o RMR Advisors, Inc. Two Newton Place 255 Washington Street, Suite 300 Newton, Massachusetts 02458 (617) 796-8225
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) With a copy to:
Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
(212) 735-3406

Louis A. Goodman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, Massachusetts 02108
(617) 573-4800

April 9, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Barry M. Portnoy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER (See Item 5)

375,271.414

	8	SHARED VOTING POWER (See Item 5)

28,852.430

	9	SOLE DISPOSITIVE POWER (See Item 5)

375,271.414

	10	SHARED DISPOSITIVE POWER (See Item 5) 28,852.430
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 404,123.844
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.28%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the common shares of beneficial interest, par value $0.001 per share (the "Shares"), of RMR Real Estate Income Fund ("RIF"), a Delaware statutory trust registered as a closed end management investment company under the Investment Company Act of 1940 (the "1940 Act"), with its principal executive offices located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

On January 20, 2012, Old RMR Real Estate Income Fund merged with and into RMR Asia Pacific Real Estate Fund, which was subsequently renamed "RMR Real Estate Income Fund".  RMR Asia Pacific Real Estate Fund, now renamed RMR Real Estate Income Fund, is the issuer referred to in this Schedule 13D and defined above as "RIF".  All further references to the issuer in this Schedule 13D will be to "RIF".

Item 2.	Identity and Background.

(a)  The Reporting Person is Barry M. Portnoy.

(b)  The business address of Mr. Portnoy is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

(c)  Mr. Portnoy is a Managing Trustee and Portfolio Manager of RIF, as well as a Director, an owner and Vice President of RMR Advisors, Inc. (“RMR Advisors”), RIF's investment adviser.  Mr. Portnoy is also Chairman of Reit Management & Research LLC, which is a company that provides management services to real estate investment trusts (“REITs”), a Managing Trustee of CommonWealth REIT, Government Properties Income Trust, Senior Housing Properties Trust, Select Income REIT, and Hospitality Properties Trust, each of which is a publicly traded REIT, a Managing Director of Five Star Quality Care, Inc., which leases, owns and manages senior living communities and rehabilitation hospitals, a Managing Director of TravelCenters of America LLC, which is a holding company through which its wholly owned subsidiaries own, operate and franchise travel centers along the North American highway system to serve trucks and motorists, a Director of Affiliates Insurance Company, and a Director and minority owner of Sonesta International Hotels Corporation. The business address for all entities described above is c/o Reit Management & Research LLC, Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

(d)  Mr. Portnoy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)  During the last five years, Mr. Portnoy was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Portnoy is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 20, 2012, Old RMR Real Estate Income Fund ("Old RIF") merged with and into RIF (the “Reorganization”).  In the Reorganization, Old RIF shareholders received newly issued common shares from RIF in exchange for Old RIF common shares. In connection with the Reorganization, Mr. Portnoy acquired an amount of RIF common shares with an aggregate net asset value equal to the aggregate net asset value of the Old RIF common shares owned by Mr. Portnoy on January 20, 2012.  Therefore, on January 20, 2012, Mr. Portnoy acquired 311,200.151 Shares.  Additionally, RMR Advisors acquired 16,592.216 Shares in the Reorganization on January 20, 2012.  Mr. Portnoy may be deemed to be the beneficial owner of Shares held by RMR Advisors due to his 55% ownership of RMR Advisors; however, Mr. Portnoy disclaims beneficial ownership of Shares owned by RMR Advisors except to the extent that he may have a pecuniary interest therein.  Prior to the Reorganization, Mr. Portnoy owned 41,874.183 Shares and RMR Advisors owned 10,553.606 Shares.

Mr. Portnoy participates, in his capacity as a RIF shareholder, in a dividend reinvestment plan ("DRIP") offered by his broker whereby all of his cash distributions from RIF are automatically reinvested in Shares. In its capacity as a RIF shareholder, RMR Advisors also participates in a DRIP whereby all of its cash distributions from RIF are automatically reinvested in Shares.  Mr. Portnoy participates in a DRIP in order to further demonstrate to RIF shareholders the alignment of his interests as a Managing Trustee of RIF with such shareholders' interests as investors in RIF.  The funds used for the purchases described in Item 5 were sourced from RIF’s cash distributions to Mr. Portnoy and RMR Advisors, as RIF shareholders, and were reinvested in Shares pursuant to a DRIP.

Item 4.	Purpose of Transaction.

The transactions which may require the filing of this statement are described in Item 5 below.  Mr. Portnoy participates in a DRIP in order to further demonstrate to RIF shareholders the alignment of his interests as a Managing Trustee of RIF with such shareholders' interests as investors in RIF.  Thus Mr. Portnoy may acquire additional Shares as a result of his participation in a DRIP or otherwise.

Other than as described above, Mr. Portnoy, in his capacity as a RIF shareholder, has no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of RIF, or the disposition of securities of RIF; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving RIF; (c) a sale or transfer of a material amount of assets of RIF; (d) any change in the present Board of Trustees or management of RIF, including any plans or proposals to change the number or term of trustees or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of RIF; (f) any other material change in RIF’s business or corporate structure; (g) changes in RIF’s charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of RIF by any person; (h) causing a class of securities of RIF to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of RIF becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or (j) any action similar to any of those enumerated above. Depending on various factors, including, without limitation,

RIF's financial position and strategic direction, the price levels of Shares, conditions in the securities market and general economic and industry conditions, Mr. Portnoy may in the future, in his capacity as a RIF shareholder, change his intention with respect to any and all matters referred to in subparagraphs (a) – (j) above.

Item 5.	Interest in Securities of the Issuer.

(a) Mr. Portnoy currently beneficially owns 404,123.844 Shares, or 5.28% of the issued and outstanding Shares.  Mr. Portnoy currently directly owns 375,271.414 Shares, or 4.90% of the issued and outstanding Shares, and RMR Advisors currently directly owns 28,852.430 Shares, or 0.38% of the issued and outstanding Shares.  Mr. Portnoy may be deemed to be the beneficial owner of Shares directly owned by RMR Advisors due to his 55% ownership of RMR Advisors; however, Mr. Portnoy disclaims beneficial ownership of Shares directly owned by RMR Advisors except to the extent that he may have a pecuniary interest therein.

(b) Mr. Portnoy has sole power to vote or dispose of 375,271.414 Shares and may be deemed to have shared power to vote or dispose of 28,852.430 Shares.  As indicated, RMR Advisors currently directly owns 28,852.430 Shares and thus Mr. Portnoy may share the power to vote or dispose of such Shares with RMR Advisors, though Mr. Portnoy disclaims beneficial ownership of those Shares except to the extent that he may have a pecuniary interest therein.  RMR Advisors, Inc. is a corporation organized under the laws of the Commonwealth of Massachusetts.  RMR Advisors’ principal office is located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.  RMR Advisors’ principal business is providing investment advisory and administrative services to investment companies registered under the 1940 Act.  During the last five years, RMR Advisors has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)

Purchaser	Date	Amount of Shares	Price Per Share	Where/How Effected

Barry M. Portnoy	4/9/2012	4,659.347	$15.913	NYSE MKT, pursuant to a DRIP

RMR Advisors	4/9/2012	357.778	$15.933	NYSE MKT, pursuant to a DRIP

RMR Advisors	07/06/2012	409.816	$16.778	NYSE MKT, pursuant to a DRIP

Barry M. Portnoy	07/19/2012	5,325.698	$16.793	NYSE MKT, pursuant to a DRIP

Barry M. Portnoy	10/04/2012	5,961.024	$17.663	NYSE MKT, pursuant to a DRIP

RMR Advisors	10/04/2012	458.400	$17.659	NYSE MKT, pursuant to a DRIP

Barry M. Portnoy	01/04/2013	6,251.163	$18.300	NYSE MKT, pursuant to a DRIP

RMR Advisors	01/07/2013	480.615	$18.300	NYSE MKT, pursuant to a DRIP

*References to NYSE MKT include its predecessor name, NYSE Amex, as applicable.

(d) No other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of securities beneficially owned, or which may be deemed to be beneficially owned, by Barry M. Portnoy covered by this Schedule 13D, except that the officers and directors of RMR Advisors may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities directly owned by RMR Advisors covered by this Schedule 13D.  Other than Barry M. Portnoy, no one officer or director of RMR Advisors’ interest in the Shares is more than five percent of the total outstanding Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Portnoy participates, in his capacity as a RIF shareholder, in a DRIP offered by his broker whereby all of his cash distributions from RIF are automatically reinvested in Shares.  In its capacity as a RIF shareholder, RMR Advisors also participates in a DRIP whereby all of its cash distributions from RIF are automatically reinvested in Shares.

Item 7.	Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 6, 2013

/s/ Barry M. Portnoy
Barry M. Portnoy